UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

CONVOCATION NOTICE OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: June 7, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

[NOTICE: This Convocation Notice is a translation of the Japanese language original for convenience purpose only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 7, 2011

To: Shareholders

Kazuo Tanabe

President

SUMITOMO MITSUI TRUST HOLDINGS, INC.

9-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Code No.: 8309

CONVOCATION NOTICE OF

THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

To shareholders who have been affected by the Great East Japan Earthquake, we would like to take this opportunity to extend our heartfelt hopes and prayers for a quick recovery.

Notice is hereby given that the 1st Ordinary General Meeting of Shareholders of Sumitomo Mitsui Trust Holdings, Inc. (the “Company”) will be held as set forth below. Your attendance is respectfully requested.

Even if you are unable to attend the meeting, you can exercise your voting rights in writing or via the Internet. Please review the “Reference Documents Concerning the Ordinary General Meeting of Shareholders” and exercise your voting rights no later than 5:00 p.m. on Tuesday, June 28, 2011 (Tokyo Time).

[Exercise of voting rights in writing]

Please indicate your approval or disapproval of each agenda item on the enclosed voting instruction form and then send it back to us by the deadline above.

[Exercise of voting rights by electromagnetic method (the Internet)]

Please access the website for exercising voting rights (http://www.web54.net) after reviewing the enclosed documents entitled “Exercise of Voting Rights through the internet”. Then, please register your approval or disapproval of each agenda item, by using the code for the exercise of voting rights and password described in the enclosed voting instruction form and by following the directions on the screen by the deadline above.

In case of duplicate exercise of voting rights in writing and through the Internet, we will only accept the exercise of voting rights through the Internet as effective.

Description

1.	Date and time:	From 10:00 a.m. on Wednesday, June 29, 2011

2.	Place:	Conference room on the 14th floor of GranTokyo South Tower, located at 9-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

3.	Subject matters of the meeting:

Matters to be reported: (1)	Matters concerning the business report, consolidated financial statements, and the audit reports on consolidated financial statements made by the accounting auditor and the Board of Corporate Auditors for the 10th fiscal period (from April 1, 2010 to March 31, 2011)

(2)	Matters concerning reports on the non–consolidated financial statements for the 10th fiscal period (from April 1, 2010 to March 31, 2011)

Matters to be resolved:

Agendum 1:	Matters concerning distribution of surplus

Agendum 2:	Matters concerning reduction of the legal capital surplus

Agendum 3:	Matters concerning election of ten (10) Directors

Agendum 4:	Matters concerning additional appointment of accounting auditor

Agendum 5:	Matters concerning determination of the amount of remuneration and substance of share acquisition rights to be allocated to Directors as stock options

4.	Other matters relating to the convocation of the General Meeting of Shareholders

(1) Please note that if there is no indication of your vote for or against any agenda item, we will deem that you have voted for such an item of business.

(2) If a shareholder who accepted to receive the Convocation Notice by electromagnetic method so requests, the voting form will be sent to such shareholder.

Reference Documents Concerning the Ordinary General Meeting of Shareholders

1. Agenda and Reference

Agendum 1:	Matters concerning distribution of surplus

Matters concerning dividend at the end of the fiscal period

In accordance with the Company’s basic policy concerning distribution of surplus that is to endeavor to properly retain earnings and pay dividends stably, taking into account its public nature as a financial institution, the Company proposes to pay dividends at the end of the fiscal period as indicated below in consideration of the results of operation and others.

(1)	Asset type of distribution

To be paid in cash

(2)	Matters concerning the allotment of assets to be distributed to the shareholders and the aggregate amount thereof

The dividend amount shall be four (4) yen per share of common stock. The total amount of dividends to be paid as above will be 6,632,058,376 yen. As a result of this, the annual amount of dividend after aggregation of the amount of interim dividend (four (4) yen per share of common stock) will be eight (8) yen per share of common stock, which is the same amount as the prior fiscal period.

(3)	The effective date for distribution of surplus

June 30, 2011

Agendum 2:	Matters concerning reduction of the legal capital surplus

For the purpose of ensuring flexibility and agility of its future financial policies, the Company proposes that legal capital surplus of the Company be reduced by 499,786,010,274 yen from 1,202,719,732,404 yen and that the same amount be transferred to other capital surplus. The reduction of legal capital surplus shall take effect on June 30, 2011.

Agendum 3:	Matters concerning election of ten (10) Directors

Because all Directors’ terms of office will expire at the close of this General Meeting of Shareholders, it is proposed that ten (10) Directors be reelected by the shareholders.

The candidates for the Directors of the Company are as follows:

Candidate number	Name (date of birth)	Brief history, representative positions at other corporations and positions held at the Company		Number of shares of the Company held by such person
1	Hitoshi Tsunekage (Aug. 6, 1954)	Apr. 1977:	Joined The Sumitomo Trust and Banking Co., Ltd. (hereinafter “STB”).	Common stock 81,950 shares
		Jun. 2004:	Appointed Executive Officer and General Manager of Corporate Planning Department of STB.
		Jun. 2005:	Appointed Executive Officer and Head Office Executive of STB.
		Jun. 2005:	Appointed Director and Managing Executive Officer of STB.
		Jan. 2008:	Appointed President of STB.
		Apr. 2011:	Appointed Chairman and President of STB (current position).
		Apr. 2011:	Appointed Chairman of the Company (current position).

2	Kazuo Tanabe (Sep. 29, 1945)	Jul. 1969:	Joined The Mitsui Trust and Banking Company, Limited (hereinafter “MTB”).	Common stock 68,515 shares
		Jun. 1996:	Appointed Director and General Manager of Loan Planning Division of MTB.
		May 1998:	Appointed Managing Director and General Manager of Loan Planning Division of MTB.
		Apr. 1999:	Appointed Senior Managing Director of MTB.
		Apr. 2000:	Appointed Senior Managing Director of The Chuo Mitsui Trust and Banking Company, Limited (hereinafter “CMTB”).
		May 2001:	Appointed Deputy President of CMTB.
		Feb. 2002:	Resigned from Deputy President of CMTB.
		Feb. 2002:	Appointed President of Mitsui Asset Trust and Banking Company, Limited. (hereinafter “CMAB”)
		Feb. 2002:	Appointed Deputy President of the Company.
		Jun. 2003:	Resigned from President of CMAB
		Jun. 2003:	Appointed President of CMTB.
		Jun. 2006:	Appointed President of the Company (current position).
		Feb. 2010:	Appointed Chairman of CMTB (current position).

3	Kiyoshi Mukohara (Feb. 11, 1952)	Apr. 1975:	Joined STB.	Common stock 86,653 shares
		Jun. 2003:	Appointed Executive Officer and General Manager of Credit Supervision Department I of STB.
		Apr. 2004:	Appointed Executive Officer and General Manager of Wholesale Business Planning Department of STB.
		Jun. 2004:	Appointed Managing Executive Officer and General Manager of Wholesale Business Planning Department of STB.
		Jun. 2005:	Appointed Managing Executive Officer of STB.
		Jun. 2006:	Appointed Director and Managing Executive Officer of STB.
		Jun. 2008:	Appointed Director and Senior Executive Officer of STB.
		Apr. 2011:	Appointed Director and Deputy President of STB (current position).
		Apr. 2011:	Appointed Deputy President of the Company (current position).
(In Charge of) Corporate Administration Department and Human Resources Department

Candidate number	Name (date of birth)	Brief history, representative positions at other corporations and positions held at the Company		Number of shares of the Company held by such person
4	Kunitaro Kitamura (May 9, 1952)	Apr. 1977:	Joined MTB	Common stock 22,535 shares
		Jul. 2003:	Appointed Executive Officer and General Manager of Loan Planning Department of CMTB.
		May 2006:	Appointed Senior Executive Officer and General Manager of Loan Planning Department of CMTB.
		Oct. 2007:	Appointed Senior Executive Officer of CMTB.
		Jul. 2009:	Appointed First Senior Executive Officer of CMTB.
		Jun. 2010:	Resigned from First Senior Executive Officer of CMTB.
		Jun. 2010:	Appointed Deputy President of the Company (current position).
		Apr. 2011:	Appointed Deputy President of CMTB (current position).
(In charge of) Corporate Administration Department and Human Resources Department

	Nobuo Iwasaki (Jul. 12, 1955)	Jul. 1978:	Joined MTB.	Common stock 25,000 shares
		Jan. 2005:	Appointed Executive Officer and General Manager of General Planning Department of the Company.
		May 2006:	Appointed Senior Executive Officer and General Manager of General Planning Department of the Company
		May 2006:	Appointed Senior Executive Officer of CMTB.
		Oct. 2007:	Appointed Senior Executive Officer of the Company.
5		Jun. 2010:	Appointed First Senior Executive Officer of the Company.
		Jun. 2010:	Appointed First Senior Executive Officer of CMTB (current position).
		Apr. 2011:	Appointed Director and Senior Managing Executive Officer of the Company (current position).
(In Charge of) Financial Planning Department

	Junichi Sayato (Sept. 27, 1955)	Apr. 1978:	Joined STB.	Common stock 47,680 shares
		Jun. 2006:	Appointed Executive Officer, Regional Executive of Americas and General Manager of New York Branch of STB.
		May 2008:	Appointed Executive Officer and Head Office Executive of STB.
6		Jun. 2008:	Appointed Director and Managing Executive Officer of STB (current position).
		Apr. 2011:	Appointed Director and Managing Executive Officer of the Company (current position).
(In Charge of) Investor Relations

	Shinji Ochiai (Jan.1, 1956)	Jul. 1978:	Joined MTB.	Common stock 17,000 shares
		Jul. 2006:	Appointed Executive Officer and General Manager of Corporate Risk Management Department of CMTB.
		Apr. 2007:	Appointed Executive Officer and General Manager of Risk Management Department of CMTB.
		Mar. 2008:	Appointed Executive Officer and General Manager of Internal Audit Department of CMTB.
7		Mar. 2008:	Appointed General Manager of Internal Audit Department of the Company.
		Jun. 2010:	Resigned from Executive Officer of CMTB.
		Jun. 2010:	Appointed Managing Director and General Manager of Internal Audit Department of the Company.
		Apr. 2011:	Appointed Director and Managing Executive Officer of the Company (current position).
(In Charge of) Internal Audit Department

Candidate number	Name (date of birth)	Brief history, representative positions at other corporations and positions held at the Company		Number of shares of the Company held by such person
8	Tetsuo Ohkubo	Apr. 1980:	Joined STB.	Common stock
	(Apr. 6, 1956)	Jun. 2006:	Appointed Executive Officer and General Manager of Planning and Coordination Department of STB.	62,580 shares
		Jun. 2007:	Appointed Executive Officer and Head Office Executive of STB.
		Jun. 2007:	Appointed Executive Officer of STB.
		Jan. 2008:	Appointed Managing Executive Officer of STB.
		Mar. 2008:	Appointed Outside Auditor of SUMITOMO SEISEN Co., Ltd. (current position).
		Jun. 2008:	Appointed Director and Managing Executive Officer of STB (current position).
		Apr. 2011:	Appointed Director and Managing Executive Officer of the Company (current position).
(In Charge of) Corporate Planning Department

	Jun Okuno	Apr. 1973:	Joined MTB.	Common stock
	(Jul. 30, 1950)	Jun. 1999:	Appointed Director and General Manager of General Planning Division of MTB.	36,930 shares
		Apr. 2000:	Appointed Director of CMTB.
		Apr. 2000:	Resigned from Director of CMTB.
		Apr. 2000:	Appointed Executive Officer and General Manager of General Planning Department of CMTB.
		Feb. 2002:	Resigned from Executive Officer of CMTB.
9		Feb. 2002:	Appointed Managing Director and General Manager of General Planning Department of the Company.
		Jul. 2002:	Appointed Managing Director of the Company.
		Jan. 2004:	Appointed Senior Executive Officer of CMTB.
		May 2006:	Appointed First Senior Executive Officer of CMTB.
		Jun. 2006:	Appointed Senior Managing Director of the Company.
		Feb. 2010:	Appointed Director of the Company (current position).
		Feb. 2010:	Appointed President of CMTB (current position).

	Akio Otsuka	Apr. 1976:	Joined STB.	Common stock
	(Mar. 16, 1953)	Apr. 2002:	Appointed Executive Officer and General Manager of Corporate Trust Business Department I of STB.	61,090 shares
		Jun. 2004:	Appointed Executive Officer and Head Office Executive of STB.
10		Jun. 2004:	Appointed Managing Executive Officer of STB.
		Jun. 2008:	Appointed Director and Senior Executive Officer of STB.
		Apr. 2011:	Appointed Director and Deputy President of STB (current position).
		Apr. 2011:	Appointed Director of the Company (current position).

Note:    None of the candidates has a special interest in the Company.

Agendum 4:	Matters concerning additional appointment of accounting auditor

To ensure the continuity of accounting audit, the Company asks the shareholders to approve of the appointment of KPMG AZSA LLC, which is the accounting auditor of STB as the additional accounting auditor, in addition to Deloitte Touche Tohmatsu Limited, which has been appointed as the accounting auditor of the Company, in accordance with the management integration on April 1, 2011. We strive to achieve both enhancement of auditing system and improvement of efficiency through joint auditing by the above accounting auditors.

With respect to this Agendum, the consent of the Board of Corporate Auditors has been obtained.

Please see an overview of KPMG AZSA LLC below:

Name	KPMG AZSA LLC

Location (main office)	AZSA Center Building, 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo, Japan

History	Jul. 1985:	Asahi & Co. and SHINWA Audit Corporation merged to form ASAHI SHINWA & Co.
	Oct. 1993:	ASAHI SHINWA & Co. merged with Inoue Saito Eiwa Audit Corporation to form Asahi & Co.
	Feb. 2003:	KPMG audit division spun off from Shin Nihon & Co. to form AZSA & Co.
	Jan. 2004:	Asahi & Co. merged with AZSA & Co. to form KPMG AZSA & Co.
	Jul. 2010:	KPMG AZSA & Co. became limited liable company to become KPMG AZSA LLC.

Overview (as of the end of March 2011)

Amount of Capital: 3,000 million yen

Breakdown of employees:

certified public accountant: 2,494 (553 partners)

junior certified public accountant and trainee: 1,860

others: 1,408

total: 5,762

Number of clients: 3,372

(2,190 clients for audit under the Financial Instruments and Exchange Act and/or the Companies Act)

(475 clients for other statutory audit)

(707 clients for other non-statutory audit)

Agendum 5:	Matters concerning determination of the amount of remuneration and substance of share acquisition rights to be allocated to Directors as stock options

With respect to the amount of remuneration for Directors of the Company, the monthly amount of 30 million yen as upper limit was approved at the respective Preferred Shareholders’ Meeting of Type 1 Class A Preferred Shares, Type 2 Class A Preferred Shares and Type 3 Class A Preferred Shares of CMTB on December 25, 2001 and at the Extraordinary General Meeting of Shareholders of CMTB on December 26, 2001, all of which were held in connection with the establishment of the Company, and such amount is in effect to this date. The Company proposes that each of (1) annual amount of 20 million yen as upper limit, apart from the monthly allowance above, as remuneration by stock options for Directors for the purpose of heightening Directors’ enthusiasm and morale to improve the performance of the Company and share price in the medium- and long-term and in order to improve shareholders’ return and (2) issuance of share acquisition rights as stock options as follows be approved.

Such amount of remuneration has been determined taking into account the amount obtained by the total number of share acquisition rights to be allocated multiplied by the fair price of a share acquisition right calculated in accordance with the stock option price calculation model indicated in the “Accounting Standard for Share-based Payment” publicized by the Accounting Standard Board of Japan.

In connection with the share acquisition rights, after the approval of this Agendum, the Company will issue share acquisition rights as stock options each year by resolutions of the Board of Directors within the amount provided in this Agendum, with a condition that the amount to be paid-in by the relevant Director who will be allocated share acquisition rights be offset by the remuneration claim regarding the amount for share acquisition rights.

The current number of Directors is 10 and such number after the end of this General Meeting of Shareholders will be also 10 if Agendum 3 will be approved.

Substance of share acquisition rights

1.	Type and number of shares that are the subject of share acquisition rights

1,000 shares of the Company’s common share per one share acquisition right.

Where the Company conducts a share split or consolidation of shares, the number of shares that are the subject of share acquisition rights shall be adjusted using the following formula. However, that adjustment shall be made only for those shares that are the subject of share acquisition rights that are not exercised at the time of the share split or consolidation of shares. Fractions less than one share arising from the adjustment shall be rounded down.

Number of shares after	=	Number of shares	x	Split/ consolidation ratio
adjustment		before adjustment

Moreover, if the Company conducts a merger, company split, share exchange or share transfer (collectively, the “Mergers, etc.”), or an allotment of shares without contribution, or in any cases where adjustments of the number of shares are required, the number of shares may be adjusted within a reasonable scope by taking into consideration the conditions of the Mergers, etc. or those of the allotment of shares without contribution, or other factors.

2.	Total number of share acquisition rights

The maximum number of share acquisition rights to be issued within one year from an ordinary general meeting of shareholders shall be calculated by dividing (x) 20 million yen (annual amount) by (y) the price determined by the board of directors based on the fair price of the share acquisition right, which is calculated using the stock option price calculation model indicated in the “Accounting Standard for Share-based Payment” publicized by the Accounting Standards Board of Japan (fractions less than a whole number shall be rounded down) based on the conditions on the allotment date.

However, if an adjustment mentioned in 1 above is made, the similar adjustment shall be made.

3.	Amount to be paid-in for share acquisition rights

The amount to be paid-in per share acquisition right shall be the amount determined by the board of directors based on the fair price of the share acquisition right mentioned in (2) above. A director who is allotted a share acquisition right shall, instead of paying the amount to be paid-in, offset the payment with his/ her remuneration claim that he/ she has against the Company.

4.	Amount of assets to be contributed upon the exercise of share acquisition rights

The amount of assets to be contributed upon the exercise of share acquisition rights shall be calculated by multiplying (x) the amount to be paid-in upon the exercise of share acquisition rights per share (the “Exercise Price”) by (y) the number of shares that are the subject of the share acquisition right. The Exercise Price shall be the amount calculated by multiplying 1.05 by the average price of the closing prices for the regular exchange of the Company’s common share at the Tokyo Stock Exchange for all days (excluding the days on which no transaction is concluded) of the month that is the month immediately preceding the month in which a share acquisition right allotment date (the “Allotment Date”) falls (fractions less than one yen shall be rounded up). However, if such amount is lower than either the closing price for the Allotment Date (the immediately preceding closing price if there is no closing price for the Allotment Date) or 400 yen, then the closing price for the Allotment Date or 400 yen, whichever is higher, shall be the Exercise Price.

Where the Company conducts a share split or consolidation of shares of its common share, the Exercise Price shall be adjusted using the following formula according to the ratio of a share split or consolidation of shares. Fractions less than one yen arising from the adjustment shall be rounded up.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split/ consolidation ratio

If the Company issues a new share of its common share or disposes of its common share held as treasury stock at a price less than the market price (excluding (i) sales of treasury stock under the Companies Act, Article 194 (demand for sale of shares less than one unit made by holders of shares less than one unit), or (ii) conversion or exercise of (a) a securities to be converted to the Company’s common share or a securities convertible to the Company’s common share or (b) a share acquisition right (including that attached to a bond with share acquisition rights) that entitles the holder to demand delivery of the Company’s common share), the Exercise Price shall be adjusted by using the following formula. Fractions less than one yen arising from the adjustment shall be rounded up.

Exercise Price after adjustment	=	Exercise Price before adjustment		Number of shares	+	Number of shares to be newly issued	x	Amount to be paid-in per share
			x	issued		Market price
				Number of shares issued		+	Number of shares to be newly issued

In the formula above, the “Number of shares issued” shall be the number obtained by deducting the number of the Company’s common share held as treasury stock from the total number of outstanding shares of the Company’s common share. “Number of shares to be newly issued” shall be read as “Number of treasury stock to be disposed of” in the case of disposal of treasury stock.

Moreover, if the Company conducts the Mergers, etc., or an allotment of shares without contribution, or in any cases where the adjustments of the above Exercise Price are required, the Exercise Price may be adjusted within a reasonable scope by taking into consideration the conditions of the Mergers, etc. or those of the allotment of shares without contribution, or other factors.

5.	Exercise period of share acquisition rights

Exercise period shall commence on the date two years have passed from the day immediately following the date of resolution of the allotment of share acquisition rights and end within eight years from such date. If the last day of the exercise period falls on a Company’s holiday, the immediately preceding business day shall be the last day.

6.	Conditions for exercising share acquisition rights

1) A share acquisition right holder shall hold office of a director of the Company at the time of exercising the right. However, this shall not apply if a share acquisition right holder is no longer in office because of retirement due to expiration of term of office or because of other fair reasons.

2) Other conditions for exercising share acquisition rights shall be determined in the share acquisition right allotment agreement that is to be entered into between the Company and a share acquisition right holder subject to the resolution of the board of directors.

7.	Restriction on acquisition of share acquisition rights by transfer

The acquisition of share acquisition rights by transfer shall require approval of the board of directors.

8.	Other details of share acquisition rights

Other details of share acquisition rights shall be determined along with other matters for the issuance of share acquisition rights by the Board of Directors to be held for the issuance of share acquisition rights.

(Reference)

It is planned that, together with the introduction of stock option plan for the directors of the Company by this proposal, share acquisition rights as stock options with the same substance as the above-mentioned share acquisition rights will be issued to the executive officers of the Company, and directors and executive officers of CMTB, CMAB, and STB, which are the major subsidiaries of the Company, in the number determined as necessary by the Company. The amount to be paid-in shall be the amount determined by the board of directors based on the fair price of the share acquisition right mentioned in 2 above.

This is the end.